Exhibit 99.1

Cre8 Enterprise Limited Announces Pricing of Initial Public Offering and Listing on Nasdaq

Hong Kong, July 22, 2025 (GLOBE NEWSWIRE) -- Cre8 Enterprise Limited (Nasdaq: CRE) (the “Company”), a Hong Kong-based integrated financial printing service provider, today announced the pricing of its initial public offering (the “Offering”) of 1,450,000 Class A ordinary shares (the “Class A Ordinary Shares”) on July 22, 2025, at a price of $4.00 per Class A Ordinary Share (the “Offering Price”).

The Class A Ordinary Shares are expected to begin trading on the Nasdaq Capital Market on July 23, 2025 under the symbol “CRE”. The Offering is expected to close on July 24, 2025, subject to the satisfaction of customary closing conditions.

The Company expects to receive gross proceeds of approximately US$5.8 million from the Offering, before deducting underwriting discounts and other offering expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 217,500 Class A Ordinary Shares of the Company, at the Offering Price, representing 15% of the Class A Ordinary Shares sold in the Offering (the “Over-allotment”).

The Company intends to use the net proceeds for upgrading the Company’s office in the Central District in Hong Kong and expanding its business, expanding its workforce and staff training, upgrading and/or acquiring equipment and information technology systems, and for working capital and other general corporate purposes.

The Offering is being conducted on a firm commitment basis. American Trust Investment Services, Inc. is acting as the representative of the underwriters, with Prime Number Capital, LLC acted as the co-underwriter (collectively, the “Underwriters”) for the Offering. Ortoli Rosenstadt LLP acted as U.S. securities counsel to the Company. Winston & Strawn LLP acted as the legal counsel to the Underwriters in connection with the Offering.

The Offering is being conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-281629) previously filed with, and declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on July 22, 2025. The Offering is being made only by means of a prospectus. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, electronic copies of the prospectus relating to the Offering may be obtained from American Trust Investment Services, Inc. by standard mail to 1244 119th Street, Whiting, IN 46394, by telephone at +1 (219) 473-5542 or via email at IB@amtruinvest.com; or from Prime Number Capital, LLC by standard mail to Prime Number Capital, LLC, 12 E 49 St, Floor 27, New York, NY 10017, by email at info@pncps.com, or by telephone at +1 (516) 717-5671.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities described herein, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Cre8 Enterprise Limited

Cre8 Enterprise Limited provides 24/7 integrated financial printing services for listed companies, IPO applicants and private companies in the finance and capital market in Hong Kong under its brand, “Cre8”. The services cover concept creation and artwork design, typesetting, proofreading, translation, printing, binding, logistics arrangement, uploading or making e-submissions of customers’ financial reports and compliance documents and media placements. In addition to these core services, it has expanded its offerings to include complementary design services such as website design, branding, and content creation for marketing materials. Moreover, it is now providing technological support to its customers by disseminating and publishing announcements, circulars, financial reports, and industry news feeds through a website of its “Cre8IR” brand.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Class A Ordinary Shares on the Nasdaq Capital Market, its intended use of proceeds and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contacts:

Cre8 Enterprise Limited

Email: ir@cre8corp.com
Phone: +852 3693 2688